aggreko

05012729

RECEIVED
NOV 18 2005
185
PROCESSING SECTION

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W
Washington DC 20549
USA

10 November 2005

SUPPL

Ladies and Gentleman:

Aggreko plc
File Number 82-4659

On behalf of Aggreko plc, I hereby submit information summarised on the attached schedule, pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Yours Faithfully

A Paul Allen

A Paul Allen
Company Secretary

PROCESSED
NOV 23 2005
FINANCIAL

dlw 11/22

Aggreko plc
121 West Regent Street
Glasgow G2 2SD
Scotland UK

Tel +44(0)141 225 5900
Fax +44(0)141 225 5949

Title	Date	Entity requiring item
Form 363s Annual return	2nd August 2005	UK Companies Registry

NTERIM 2005

ggreko plc Interim Report 2005

aggreko

INSIDE

Reports

Accounts

Shareholders

On our website
Visit our investors' section at **www.aggreko.com/investors** for the following:
- Interim Results Announcement 2005
- Interim Results Presentation
- IFRS Analyst Briefing March 2005
- Annual Report and Accounts 2004
- Interactive Charting 1999-2004
- Major Projects 2004 – Image Gallery


www.aggreko.com/investors

aggreko

ABOUT US

Aggreko

Aggreko rents temporary power, temperature control and oil-free compressed air solutions to customers around the world.

Performance

For the six months ended 30 June 2005

			Movement	
			As reported	Constant Currency
	2005	2004[1]	%	%
Revenue £m	**167.2**	150.8	10.9	12.0
Trading profit £m	**17.8**	16.8	6.1	8.0
Profit before tax £m	**16.6**	15.7	5.8	
Diluted EPS pence	**4.13**	3.98	3.9	
Dividend per share pence[2]	**2.34**	2.25	4.0	



Revenue £m
2005 167.2
2004 150.8 323.6
2003 159.3 331.8
2002 167.7 340.1
2001 157.3 325.8
Trading profit £m
2005 17.8
2004 16.8 45.1
2003 17.8 42.1
2002 26.3 58.2
2001 30.2 73.5
Profit before tax £m
2005 16.6
2004 15.7 42.5
2003 17.2 40.1
2002 25.6 55.1
2001 26.6 67.1
Diluted eps pence
2005 4.13
2004 3.98 10.79
2003 4.36 10.14
2002 6.04 13.02
2001 6.26 15.70
Dividend per share pence
2005 2.34 2
2004 2.25 5.82
2003 2.20 5.65
2002 2.20 5.55
2001 2.10 5.30
Half year
Full year

[1] The 2005 Interim results represent the first time adoption of International Financial Reporting Standards (IFRS) as described in Notes 1 and 2 on pages 20-29. Accordingly the results for the six months to 30 June 2004 and twelve months to 31 December 2004 have been restated. Details of the impact of the transition to IFRS can be found in Note 2 to the Accounts.

[2] Under IFRS the liability for an interim dividend is only recognised in the period when it is approved and therefore these interim accounts do not reflect this interim dividend of 2.34 pence (2004: 2.25 pence). The dividend in these accounts represents the final dividend for 2004 of 3.57 pence per share which was paid during the first half of 2005.

[3] The 2004 numbers are pre the 2004 full year exceptional item of £15.0 million (30 June 2004: £13.7 million).

WHAT WE DO

Aggreko provides solutions to customers who need power, temperature control, or oil-free compressed air either very quickly, or for a short period of time. We do this on a global basis, with over 100 service centres in 26 countries and we currently serve customers in more than 80 countries. The solutions we provide range from the simple to the very complex. From the hire of a generator over a weekend for a music festival, to multi-million pound contracts to help maintain production in petrochemical plants, from providing air conditioning at a race meeting, to providing power for entire cities in times of emergency.

The distinguishing features of our business are:

- Our business supplies mission-critical services. For our customers, power, temperature control, and oil-free air are services on which their businesses are totally dependent. Most of our customers use our services only occasionally – but when they do, they rely on us to keep their business or operation running.
- We operate internationally. This means that we can respond to events as they happen anywhere around the world.
- We are organised to address all segments of the market – we excel in managing both major projects on an international basis, and high-volume short-term rental on a local basis.
- We are completely focused on the rental of power, temperature control, oil-free air, and related services. We have technical expertise, skills and experience on a scale, and to a depth, that we believe nobody else can rival.

As a result, we have grown to be the market leader, with outstanding people, strong customer relationships and an excellent reputation.


1
2
3
4

Revenue by product	
1 Power	£87.6m
2 Temperature control	£25.0m
3 Oil-free air	£10.0m
4 Services	£44.6m

The industries we serve

Aggreko serves every industry that uses power, temperature control, or oil-free compressed air. This gives us the strength of a diversified customer-base, where no one industry segment accounts for more than 25% of our revenue.

Local business and International Power Projects

75% of our revenue comes from our Local business, which operates from more than 100 service centres in North America, Europe, Middle East, Brazil, Singapore and Australia. This business provides the full range of our products and services to all types of customers; a typical contract in the Local business would be for the hire of a generator for 2-3 weeks, and would have a value of around £5,000.

25% of our revenue comes from our International Power Projects business, which operates globally, and is managed from its headquarters in Dubai. This business has a single product: large scale temporary power generation, often providing the electricity supply to towns, military camps or large industrial complexes. A typical contract in this business would be for the rental of 20-25 megawatts (that's enough to power 6,500 homes in the UK) for 6-9 months. The average contract value in this business is around £2 million.

Industries	Power	Temperature control	Oil-free air
Events	☐	☐	
Construction	☐	☐	
Mining	☐	☐	
Agricultural	☐	☐	
Fishing	☐	☐	
Quarrying	☐		
Oil and gas	☐	☐	☐
Petrochemical	☐	☐	☐
Pharmaceutical	☐	☐	☐
Manufacturing	☐	☐	☐
Food and beverage	☐	☐	
Utilities	☐		
Telecom	☐		
Shipping	☐		
Military	☐		

WHERE

Locations

Aggreko is a locally-focused business, that has a global reach through an international network of service centres spanning North and South America, Europe, the Middle East, Asia and Australia. We combine local knowledge with global capability. Our staff have on-the-ground experience in their own markets, while having access to the knowledge of colleagues all over the world.

Being close to our customers means we can be there in an emergency, able to respond quickly to their needs. At the same time, as a global business we can use our resources strategically, moving staff and equipment around the world – to wherever our customers need them.

Europe
Antwerp
Berlin
Leipzig
Hamburg
Muelheim
Munich
Frankfurt
Aachen
Barcelona
Madrid
Paris
Lille
Mulhouse
Lyon
Nantes
Marseille
Bordeaux
Toulouse
Le Havre
Portlaoise
Milan
Papendrecht
Oslo
Egersund
Cannock
Glasgow
Aberdeen
Dumbarton
Doncaster
Newcastle
Manchester
Fareham
Plymouth
Great Yarmouth
Port Talbot
London
Bristol
Bedford
Nuneaton
Pontefract

Middle East
Abu Dhabi
Jebel Ali
Sharjah
Bahrain
Kuwait
Muscat
Doha
Jeddah
Al Khobar
Yanbu

Asia
Bangalore
Philippines
Sri Lanka
Shanghai
Singapore

Africa
Tunis
Lagos

Asia Pacific
Darwin
Newcastle
Townsville
Kalgoorlie
Karratha
Sydney
Brisbane
Melbourne
Perth
Auckland
Fiji

South America
Macae
Montevideo
Caracas

North America
Mobile
Baton Rouge
Lake Charles
Houston
Beaumont
San Antonio
Corpus Christi
Dallas
Oklahoma City
New Iberia
New Orleans
McAllen
Bridgeport
Boston
Linden
Baltimore
Chicago
Detroit
Cleveland
St. Louis
Kansas City
Memphis
Nashville
Charleston
Cincinnati
Calvert City
Decatur
Jacksonville
Atlanta
Fayetteville
Columbia
Richmond
Denver
Los Angeles
San Francisco
Las Vegas
Phoenix
Hollywood
Tampa
Chickasha
San Juan Puerto Rico
Toronto Canada
Sarnia Canada

A full list of our locations is available on
www.aggreko.com/ourcompany/locations

HOW

People

Aggreko has over 2,000 employees around the world, and they are united by a unique culture. This culture is hard to describe, but phrases such as "customer focused", "can-do", "completely dependable" capture some of the ethos of Aggreko employees. It has grown up over many years, and derives from the fact that very often Aggreko is helping people and businesses to recover from, or to avoid, emergencies or disruption. Be it the failure of the power supply to a hospital, or the provision of cooling to a pharmaceutical manufacturer, customers are dependent on Aggreko people to keep things running, often under very difficult circumstances. Our people are highly skilled at what they do, and many of them have years of experience, be it in sales, engineering, field service or commercial functions. They are used to reacting quickly, getting the job done professionally and safely, and they always respond well in a crisis.

Equipment

Many rental businesses provide standard products to their customers. The car or hammer-drill you rent is the same as you can buy. Aggreko's equipment is different; manufacturers of generators, temperature control equipment and compressors generally design their products to be installed in a location and stay there for their useful lives. But for our business, this equipment has to be designed so that it can be lifted and transported thousands of times in its life. It has to be able to work in extreme conditions – the same generator might be working in –30°C on an oil rig in Russia one week, and in +45°C in the Saudi Arabian desert the next. Designing and building equipment that can do this whilst remaining safe and compliant with environmental and safety regulations is a key skill of Aggreko. And, not only do we have industry-leading equipment, we also have a great deal of it – over £650 million worth at original cost.

Chairman's Statement



Philip Rogerson
Chairman

I am pleased to report that the first half of 2005 has seen good progress both in terms of trading and implementation of our strategy.

Strategy Update

In March 2004 we announced the outcome of an in-depth review of strategy. This review concluded that Aggreko needed to have two different business models: a Local business which markets the complete range of our services to customers who are local to our service centres, and an International Power Projects business which provides large temporary power plants on a global basis to power utilities, governments and major industrial users.

The two business models face different strategic challenges. For the International Power Projects business, the strategy is to grow beyond its historic customer base in the Middle East and Sri Lanka, into new markets in Africa, Asia and South America. The objective is to increase the scale of the business and the diversity of the customer base, thereby reducing volatility.

For the Local business, and specifically in the more mature markets in North America and Europe, the strategy is to implement a new hub-and-spoke operating model, and to re-organise the management of the business into areas, with rental centres providing centralised call handling and administration. The objective of this strategy is to improve the management of our sales and service teams and of our fleet, and to make our business scalable in the sense of being able to grow revenues without attracting proportionate additional costs.

Taken together, these two strategies will allow Aggreko to grow revenues, profits, and returns on capital, while also enabling us to deliver world-leading levels of customer service and thus build our competitive differentiation.

As described in the Operating and Financial Review, Aggreko has continued to make good progress against our plan during the first half of 2005. At the same time as we implement our new strategy, we are rolling-out our new Enterprise Resource Planning ("ERP") system. This implementation is proceeding well, with approximately one third of our North American business and about one half of our European business on the new system. We anticipate completing the ERP roll-out in Europe and North America during 2006, to be followed by a more limited implementation in Aggreko International.

We remain confident that we have the right strategy, and I am pleased with the progress we have made so far.

Trading

Reported revenue increased by 10.9% to £167.2 million. Group revenue in constant currency[1] and excluding £4.9 million pass-through fuel revenue[2] from our contracts in Sri Lanka and Uganda increased by 9.8% to £162.3 million.

Against last year's performance before exceptional items, Group pre-tax profits rose to £16.6 million, an increase of 5.8%, and basic earnings per share grew by 4.1% to 4.16 pence; on the same basis, diluted earnings per share grew by 3.9% to 4.13 pence. Earnings per share growth has been slightly slower than growth in pre-tax profits due to a higher tax charge arising from the changing geographic mix in our regional profits.

During the first six months of the year Aggreko's capital expenditure amounted to £29.1 million, compared with £27.6 million in the same period last year. It is expected that capital expenditure for the full year will be around £85 million, compared with £56 million in 2004. This increase in capital expenditure reflects additional investment in our rental fleet to support revenue growth, and includes investment in the new fleet of gas-powered generators, as well as the acquisition of the temperature control rental assets of Prime Energy in North America.

Net debt increased during the period by £17.6 million to £99.7 million; this compares with £97.9 million at 30 June 2004. Interest cover improved from 9.6 times to 10.1 times in the first half.

The Board has decided to declare an interim dividend of 2.34 pence, which represents an increase of 4.0% over the 2004 interim dividend. This interim dividend will be paid on 18 November 2005 to shareholders on the register at 21 October 2005, with an ex-dividend date of 19 October 2005.

Board Change

I am delighted to welcome Kash Pandya, the new Managing Director of Aggreko Europe, to the Board. Kash brings extensive international experience to Aggreko, most recently as Chief Executive of Johnston Group plc. Before joining Johnston Group, Kash was President of APW Europe, Asia and South America having previously been Director of European Operations of the Radiator Division of Caradon plc.

Outlook

We have made a strong start to the second half with good levels of activity.

In North America, our base business, helped by high summer temperatures, has been trading very strongly. Following Hurricane Katrina, we now believe that storm-related revenues in North America will be towards the upper end of historic levels of $6-13 million, and that the balance sheet impact of any equipment losses caused by the storm will not be material. Our European business has experienced a slight improvement in activity levels during the summer and, with the worst of the disruption associated with the implementation of the new business model behind it, the business is better able to focus on driving growth and improving efficiency. In Aggreko International, the International Power Projects business is very busy, and demand remains robust in its Local businesses.

Overall, we now expect that profit before tax for the full year will be at least £50 million.

Philip G Rogerson
Chairman

15 September 2005

1 Constant currency takes account of the impact of translational exchange movements in respect of our businesses which operate in currency other than sterling.
2 Pass-through fuel revenue relates to contracts in our International Projects business where we pass on fuel costs to the customer at no profit margin.

Operating and Financial Review



Rupert Soames
Chief Executive



Angus Cockburn
Finance Director

All figures below are before the impact of exceptional items related to 2004 unless otherwise stated.

Introduction

Aggreko's performance during the first half of 2005 has been encouraging, with both revenue and profits growing, and the business continues to make good progress against the strategy announced in March 2004. The business is also well positioned to enjoy a strong second half to the year.

As ever, the headline reported results reflect a number of factors which can distort the picture of underlying trading performance. In 2005, we have had a less dramatic impact from currency movements than in 2004. In the first half, the impact of currency movements has been to reduce revenues by £1.4 million and trading profit by £0.3 million on a like-for-like basis. Our new contract in Uganda has brought with it a very large fuel supply element, which we pass through to the customer at no profit margin, in a similar arrangement to that which we have successfully operated in Sri Lanka for many years. This can lead to very large variations in our reported revenue, with no impact on profits; consequently, there can also be large movements in our reported trading margin percentages. In the first half, Sri Lankan and Ugandan fuel accounted for £4.9 million (2004: £1.5 million) of reported revenues of £167.2 million.

As a management team, we focus on underlying trading performance – i.e. taking out currency movements and the impact of these two large fuel contracts. On this underlying basis, revenue increased by 9.8% (as reported: 10.9%), and trading profit by 8.0% (as reported: 6.1%). Trading margin in the first half was 11.0% (as reported: 10.7%), which compares with 11.3% in 2004. Return on capital employed, measured on a rolling 12-month basis, improved to 15.6% from 13.3%.

Segmental Analysis

As part of our adoption of International Financial Reporting Standards (IFRS), we are changing the way we report our trading to provide a more detailed segmental breakdown of revenue and profits. This will give greater visibility of the performance of the component parts of the business.

As we set out in our strategy review, Aggreko operates two distinct business models. The Local business rents power, temperature control and oil-free air equipment through a network of service centres in North America, South America, Europe, the Middle East and Asia-Pacific. Our International Power Projects business provides a single offering of large temporary power plants in South America, Africa and Asia, mainly to power utilities and governments. This business has its headquarters in Dubai, and has a small number of strategically located staging points around the world. In terms of management structure, Aggreko's operations are managed by three Regional Directors reporting to the Chief Executive, each of whom is responsible for a geographic area. George Walker and Kash Pandya (who joined the business in June 2005) manage our Local businesses in, respectively, North America and Europe; Derek Shepherd manages Aggreko International, which comprises the International Power Projects business as well as our Local businesses in the Middle East, South America and Asia-Pacific.

Management Group	Line of Business	Revenue 2005 £ million	Revenue 2004 £ million	Revenue Change %	Trading Profit/(Loss) 2005 £ million	Trading Profit/(Loss) 2004 £ million	Trading Profit/(Loss) Change %
	Local Business						
North America	USA & Canada	**50.4**	46.5	8.3%	**4.9**	3.4	43.6%
Europe	Northern Europe	**26.8**	26.4	1.5%	**1.2**	2.2	(45.2%)
	South & Central Europe	**24.4**	23.4	4.5%	**(0.8)**	(0.2)	(271.2%)
International	Middle East, Asia-Pacific, South America	**24.1**	18.7	29.0%	**4.7**	2.7	72.4%
	Sub-total Local business	**125.7**	115.0	9.3%	**10.0**	8.1	22.9%
International	**International Power Projects**	**41.5**	35.8	15.9%	**7.8**	8.7	(9.5%)
Group		**167.2**	150.8	10.9%	**17.8**	16.8	6.1%
	North America	**50.4**	46.5	8.3%	**4.9**	3.4	43.6%
	Europe	**51.2**	49.8	2.9%	**0.4**	2.0	(79.6%)
	International	**65.6**	54.5	20.4%	**12.5**	11.4	10.1%
Group		**167.2**	150.8	10.9%	**17.8**	16.8	6.1%
	Group excluding fuel	**162.3**	149.3	8.8%	**17.8**	16.8	6.1%

Note 1
Pass-through fuel revenue in 2005 was £4.9 million (2004: £1.5 million)

Operating and Financial Review continued

The performance of each of these regions in the first half is described below, segmented as appropriate to reflect the new IFRS segmental reporting:

North America

In local currency	2005 $ million	2004 $ million	Change %
Revenue	**94.4**	84.8	11.3%
Trading profit	**9.1**	6.2	47.4%

Our Local business in North America had an excellent first half, building on the successful turnaround achieved in the business during 2004. Revenue of $94.4 million for the six months ended 30 June 2005 was 11.3% ahead of the previous period, driven by strong growth in the base business, particularly in the first quarter. The continuing benefits of the restructuring were reflected in the 47.4% increase in trading profit for the period to $9.1 million. One of the key objectives of our strategy is to make our Local businesses more scalable, allowing us to grow revenues faster than costs. It is therefore encouraging to note that the trading margin improved to 9.7% in 2005, which compares with 7.3% in the same period in 2004 and 1.1% in 2003. While the business has reduced its cost base and closed depots, the primary driver of improved performance over the last two years has been increasing revenues, which grew from $79.1 million in 2003, to $84.8 million in 2004, and stand at $94.4 million in the first half of 2005.

Most business areas performed well in the first half, with particularly strong performances in the Great Lakes and in the South East where high levels of base business activity were underpinned by continuing reconstruction work in the aftermath of the hurricanes in 2004. The new management team is performing well, and the area structure is starting to produce real benefits as sales, service and fleet resources are managed on an area basis, rather than depot-by-depot.

In terms of business mix, rental revenue grew by 9.2% and services revenue grew 16.3%. Power revenue for the first half was 6.9% ahead of the prior year, which was a very strong performance given the high level of military work in the first half of last year. Temperature control revenue for the period was 16.6% ahead of last year, largely due to improved demand in our cooling tower business which benefited from a combination of higher levels of both base business and emergency work. Oil-free air revenue was 2.8% ahead of the prior period.

Despite the 11.3% increase in revenue, headcount at the end of the first half was similar to the previous year at 605. The remaining two rental centres became operational, and the first phase of the North American roll-out of our ERP system was completed during the period. By the end of the first half, two areas, representing 32% of North American revenues, were live on the system. The remaining areas will be rolled out during the fourth quarter of 2005 and early 2006, once the peak summer trading period has passed.

During the first half of 2005 we completed the acquisition of the temperature control rental fleet of Prime Energy for a consideration of $5.2 million. The rental fleet acquired included more than 150 chillers, air-conditioning units and cooling towers with an aggregate capacity of over 20,000 tonnes. As part of the agreement, Prime Energy will use Aggreko exclusively for the supply of temporary temperature control solutions to its North American customers. This acquisition has expanded our rental fleet, gives us access to new customers and strengthens our position as the leading provider of temperature control rental solutions in North America.

We have made an excellent start to our key summer trading period, and have seen strong growth in our base business in North America. Following Hurricane Katrina, we now believe that storm-related revenues in North America will be towards the upper end of historic levels, and that the balance sheet impact of any equipment losses caused by the storm will not be material.

Europe

In Europe, our profits were lower than in the prior period as the business continued to work through the effects of the very substantial restructuring carried out in 2004. The first quarter was particularly poor but, during the second quarter, the business began to build momentum and performance was at a similar level to the prior year.

Under the new reporting arrangements, European performance is set out in two segments:- Northern Europe comprises our Local businesses in the UK, Ireland and the Nordic countries; South & Central Europe covers our Local businesses in Germany, Benelux, France, Spain and Italy.

	Revenue		
Local currency	**2005 € million**	2004 € million	Change %
Northern Europe	**39.1**	39.3	(0.4%)
South & Central Europe	**35.6**	34.7	2.6%
Total Europe	**74.7**	74.0	1.0%

	Trading Profit/(Loss)		
Local currency	**2005 € million**	2004 € million	Change %
Northern Europe	**1.8**	3.3	(46.2%)
South & Central Europe	**(1.2)**	(0.3)	(264.6%)
Total Europe	**0.6**	3.0	(80.0%)

Overall in Europe, revenue of €74.7 million for the first six months was 1.0% ahead of the prior period, while trading profit at €0.6 million was €2.4 million lower than 2004.

In Northern Europe, revenue of €39.1 million for the first six months was 0.4% below the prior period. Rental revenue declined by 2.8%, with power and temperature control revenue declining by 2.7% and 9.4% respectively, whilst oil-free air revenues increased by 18.8%. Services revenue, which mainly comprises fuel and transport, grew by 4.7%, but direct costs rose sharply due to the rapid increase in the price of fuel, which can now represent some two-thirds of the cost of renting a generator. This has impacted not only our fuel and transport recoveries, but also has made customers more sensitive to rental rates. There were some encouraging signs of recovery in the Northern European business in the second quarter: revenues were ahead of the prior year, and fuel and transport recoveries improved over the first quarter.

Revenue in South & Central Europe was 2.6% higher than the previous period at €35.6 million. Rental revenue grew by 1.2%, while services revenue grew by 5.8%. Within rental revenue, power increased by 2.5%; temperature control declined by 1.4%; and oil-free air increased by 5.4%. The trading loss increased by €0.9 million over the previous period, reflecting the same issues with higher direct costs as the Northern European business. Southern Europe, however, also bore additional costs as the ERP system went live in France in June, and infrastructure was put in place to support the growth of our Spanish and Italian businesses.

During the first half we saw continued improvement in the performance of our rental centres. The operations in Cannock, Paris and Aachen all managed well under the pressure of the run-up to peak summer trading, and the ERP system is now live in some 50% of the European business. Roll-out in the UK, on an area-by-area basis, will start in the fourth quarter and will be completed in 2006.

We are delighted that the new European Managing Director, Kash Pandya, has now joined the business. The European business has performed poorly over the last two years - in part because of the disruption caused by our restructuring, and in part because of the weak economic environment. We have every confidence that under his leadership the business can start to recover, and we expect the performance of the business in the second half to be much better than in the first half.

Aggreko International

Aggreko's International business as a whole performed well during the first half with strong growth in the International Local business offsetting a decline in profits in the International Power Projects business.

Aggreko International

	Revenue		
	2005	2004	Change
Local currency, excl pass-through fuel	$ million	$ million	%
Local business: Middle East, Asia-Pacific, S America	**45.2**	34.1	32.5%
International Power Projects	**68.5**	62.4	9.7%
Total Aggreko International	**113.7**	96.5	17.8%

	Trading Profit		
	2005	2004	Change
Local currency	$ million	$ million	%
Local business: Middle East, Asia-Pacific, S America	**8.8**	5.0	77.0%
International Power Projects	**14.7**	15.8	(7.0%)
Total Aggreko International	**23.5**	20.8	13.0%

Aggreko International – Local Business
The Local businesses in the Middle East, Singapore, Australia, New Zealand and Brazil had an outstanding first half. In aggregate, period-on-period revenue grew by 32.5% to $45.2 million, which resulted in trading profit growth of 77.0% to $8.8 million and a trading margin of 19.4% as against 14.5% in 2004.

The businesses in the Middle East and Australia performed particularly strongly. The higher oil revenues have led to a number of major infrastructure projects in the Middle East, while robust demand for commodities and a hot summer created a benign environment for our business in Australia. In both these businesses we have increased our rate of capital investment to take advantage of the favourable conditions. Our business in Singapore continued to benefit from the high levels of activity in shipping, while our recently established Brazilian business has won a number of new contracts in the offshore oil market in Brazil.

Overall, we expect the performance of Aggreko International's Local businesses to be ahead of the prior year in the second half, although the rate of growth will be slower than that in the first half.

Aggreko International – International Power Projects
International Power Projects' revenue, excluding pass-through fuel, grew by 9.7% to $68.5 million in the first six months of 2005. This growth reflects the large number of new contracts secured during the first half of the year, with projects in seven new countries. Among these is Uganda, where we won a three-year contract to install and operate a 50MW temporary power plant in Kampala for the Uganda Electricity Transmission Company. At an estimated value over the three years of $160 million, including an estimated $120 million of fuel, this is the largest contract in Aggreko's history.

The business was successful in winning new contracts in South America, Middle East, Africa and Asia, many of them from power utilities. At the same time, military revenues remained robust, with two additional camps delivered in the first half; as a consequence, we expect military revenues for the year to be slightly higher in 2005 than in 2004. Overall, our strategy for the International Power Projects business, which is to diversify the customer base of the business and to expand its geographic reach, is making good progress.

The large number of new contract wins in the second quarter drove a sharp increase in the fleet mobilisation costs as a proportion of revenues and, consequently, trading profit in the International Power Projects business was 7% lower than the prior year at $14.7 million; trading margin, excluding pass-through fuel, fell from 25.5% to 21.7%. We do not expect the mobilisation costs in the second half to be as high and we will get the full contribution of the revenue from these new contracts. We therefore expect that profits in the International Power Projects business for the year as a whole will be ahead of 2004.

Operating and Financial Review continued

Financial Review

Accounting Policies

IFRS became mandatory for all listed groups within the European Union from 1 January 2005 and the Interim Report for 2005 has been prepared in accordance with accounting policies based on IFRS that the Group expects to be applicable at 31 December 2005. The comparative figures for 2004 have been restated accordingly and the notes to the Interim Results contain reconciliations to the previously reported figures. These reconciliations show that there are no material changes to previously reported figures as a result of the adoption of IFRS.

We expect to use consistent accounting policies for the preparation of the results for the year ending 31 December 2005. However there is a possibility that the accounting policies may need to be updated if new mandatory interpretations are issued by the International Financial Reporting Interpretations Committee, or new standards are issued by the International Accounting Standards Board, or the interpretation of existing IFRS evolves.

Overview

The income statement for the six months ended 30 June 2005 is summarised below:

	6 months ended 30 June 2005 £ million	6 months ended 30 June 2004 Pre-exceptional items £ million	Year ended 31 Dec 2004 Pre-exceptional items £ million
Revenue	**167.2**	150.8	323.6
Operating profit	**18.4**	17.5	46.4
Profit before taxation	**16.6**	15.7	42.5
Taxation	**(5.6)**	(5.0)	(13.5)
Profit for the period	**11.0**	10.7	29.0

Note:
An exceptional charge of £15.0 million (June 2004: £13.7 million) in respect of our restructuring programme was recognised in the year ended 31 December 2004

Earnings per Share

Basic earnings per share for the period of 4.16 pence represent an increase of 4.1% over the 2004 figure of 3.99 pence (pre-exceptional items).

Shareholders' Equity

Shareholders' equity increased by £4.9 million to £183.4 million in the six months ended 30 June 2005, represented by the net assets of the Group of £283.1 million less net debt of £99.7 million. The movements in shareholders' equity are analysed in Table 1 below:

Table 1: Movements in Shareholders' Equity

		£ million	£ million
As at 31 December 2004			178.5
IAS 39 opening adjustment			0.6
As at 1 Jan 2005			179.1
Profit for the period		11.0	
Dividend paid	(1)	(9.5)	
Retained earnings			1.5
Purchase of own shares held under trust			(3.2)
Actuarial losses on retirement benefits			(2.4)
Exchange			9.1
Other	(2)		(0.7)
As at 30 June 2005			183.4

(1) Reflects the dividend of 3.57 pence per share that was paid during the period (2004: 3.45 pence). An interim dividend for 2005 of 2.34 pence per share was declared during the period (2004: 2.25 pence).
(2) Other includes new share capital subscribed, credit in respect of employee share awards, tax on items taken directly to reserves and movements in the hedging reserve.

Cashflow and Net Debt

EBITDA (Earnings before Interest, Taxes, Depreciation, and Amortisation) for the first six months of 2005 amounted to £48.1 million, up 3.9% on 2004. Cash flows from operating activities during the period reduced from £42.2 million at 30 June 2004 to £36.0 million at 30 June 2005 as the favourable operating performance was offset by higher working capital commitments, mainly due to increased inventory levels reflecting a higher number of contracts and locations in our International Power Projects business as well as increased activity in our manufacturing operation

and higher receivable and payable levels reflecting growth in our North American and International businesses. Capital expenditure of £29.1 million is up £1.5 million on the same period in 2004 while net debt increased by £17.6 million during the period and, at £99.7 million, is £1.8 million higher than at 30 June 2004.

Financial Position

The increase in net debt has been offset by the increase in shareholders' equity and, accordingly, gearing (net debt as a percentage of shareholders' equity) at 30 June 2005 reduced to 54% from 56% at 30 June 2004.

The net interest charge for the period was £1.8 million, which is in line with the same period in 2004. Interest cover improved to 10.1 times, compared with 9.6 times at 30 June 2004. Based on the proposed interim dividend of 2.34 pence per share, dividend cover is 1.8 times (30 June 2004: 1.8 times). Under IFRS the liability for an interim dividend is only recognised in the period when it is approved and therefore these interim accounts do not reflect this interim dividend. The dividend in these accounts represents the final dividend for 2004 of 3.57 pence per share which was paid during the first half of 2005.

The current forecast of the effective tax rate for the full year, which has been used in the interim accounts, is 33.5% as compared with 32.0% in the same period last year. This increase in the tax rate largely reflects the changes in regional mix of profits.

Currency Translation

The Group has sought consistently to hedge its net investment in overseas subsidiaries but not its major currency translation exposures arising from trading activities. The net overall impact of exchange rates on currency translation for the six months ended 30 June 2005 was to reduce revenue and operating profit by £1.4 million and £0.3 million respectively. Set out in Table 2 are the principal exchange rates affecting the Group's overseas profits and net assets.

Table 2

(per £ sterling)	2005		2004	
	Average	Period End	Average	Period End
Principal Exchange Rates				
United States Dollar	1.87	1.77	1.82	1.83
Euro	1.46	1.48	1.49	1.49
Other Operational Exchange Rates				
UAE Dirhams	6.87	6.51	6.69	6.72
Australian Dollar	2.42	2.35	2.47	2.57

(Source: Reuters)

Rupert Soames
Chief Executive

Angus Cockburn
Finance Director

15 September 2005

Group Income Statement

For the six months ended 30 June 2005 (unaudited)

	Notes	2005 £ million	6 months ended 30 June: Total before exceptional items 2004 £ million	Exceptional items (Note 6) 2004 £ million	2004 £ million	Year ended 31 December: Total before exceptional items 2004 £ million	Exceptional items (Note 6) 2004 £ million	2004 £ million
Revenue	5	**167.2**	150.8	–	150.8	323.6	–	323.6
Operating expenses		**(148.8)**	(133.3)	(13.7)	(147.0)	(277.2)	(15.0)	(292.2)
Operating profit	5	**18.4**	17.5	(13.7)	3.8	46.4	(15.0)	31.4
Finance costs:								
- Interest expense		**(1.9)**	(1.8)	–	(1.8)	(4.2)	–	(4.2)
- Interest income		**0.1**	–	–	–	0.3	–	0.3
Profit before taxation		**16.6**	15.7	(13.7)	2.0	42.5	(15.0)	27.5
Taxation	9	**(5.6)**	(5.0)	4.4	(0.6)	(13.5)	4.8	(8.7)
Profit for the period		**11.0**	10.7	(9.3)	1.4	29.0	(10.2)	18.8
Earnings per share								
Basic (pence)	8	**4.16**	3.99	(3.47)	0.52	10.83	(3.82)	7.01
Diluted (pence)	8	**4.13**	3.98	(3.46)	0.52	10.79	(3.80)	6.99

The above results relate to continuing operations and all profit for the period is attributable to equity shareholders of the Company.

Group Statement of Recognised Income and Expense

For the six months ended 30 June 2005 (unaudited)

	6 months ended 30 June 2005 £ million	6 months ended 30 June 2004 £ million	Year ended 31 Dec 2004 £ million
Profit for the period	**11.0**	1.4	18.8
Actuarial losses on retirement benefits	**(2.4)**	–	(1.5)
Net exchange adjustments offset in reserves	**9.1**	(3.6)	(8.4)
Total recognised income/(expense) for the period	**17.7**	(2.2)	8.9

Group Balance Sheet

As at 30 June 2005 (unaudited)

	Notes	30 June 2005 £ million	30 June 2004 £ million	31 Dec 2004 £ million
Non-current assets				
Intangible assets		1.8	1.8	1.8
Property, plant and equipment		272.4	270.8	261.0
Financial assets		0.5	–	–
Deferred tax asset		0.2	0.2	0.2
		274.9	272.8	263.0
Current assets				
Inventories		31.6	24.3	24.6
Trade and other receivables		88.4	67.1	70.2
Financial assets		0.1	–	–
Cash and cash equivalents	4	6.4	5.6	7.9
Current tax assets		4.2	3.8	3.2
		130.7	100.8	105.9
Total assets		405.6	373.6	368.9
Current liabilities				
Financial liabilities				
- Borrowings	10	(5.0)	(4.3)	(6.8)
- Derivative financial instruments		(1.1)	–	–
Trade and other payables		(72.3)	(54.3)	(59.6)
Current tax liabilities		(7.1)	(6.3)	(6.6)
Provisions	11	(3.5)	(5.3)	(3.7)
		(89.0)	(70.2)	(76.7)
Non-current liabilities				
Financial liabilities				
- Borrowings	10	(101.1)	(99.2)	(83.2)
- Derivative financial instruments		(0.5)	–	–
Deferred tax liabilities		(18.1)	(20.6)	(17.9)
Retirement benefit obligation		(12.7)	(8.4)	(10.2)
Provisions	11	(0.8)	(3.3)	(2.4)
		(133.2)	(131.5)	(113.7)
Total liabilities		(222.2)	(201.7)	(190.4)
Net assets		183.4	171.9	178.5
Shareholders' equity				
Share capital		53.6	53.6	53.6
Share premium		6.1	5.7	6.0
Treasury shares		(6.5)	(3.3)	(3.3)
Capital redemption reserve		0.1	0.1	0.1
Hedging reserve		(1.0)	–	–
Foreign exchange reserve		(10.2)	(14.4)	(19.3)
Retained earnings		141.3	130.2	141.4
Total shareholders' equity		183.4	171.9	178.5

Group Cash Flow Statement

For the six months ended 30 June 2005 (unaudited)

	Notes	6 months ended 30 June 2005 £ million	6 months ended 30 June 2004 £ million	Year ended 31 Dec 2004 £ million
Cash flows from operating activities				
Cash generated from operations	3	36.0	42.2	98.7
Tax paid		(7.3)	(2.0)	(10.4)
Net cash generated from operating activities		28.7	40.2	88.3
Cash flows from investing activities				
Purchases of property, plant and equipment (PPE)		(29.0)	(27.6)	(56.0)
Proceeds from sale of PPE	3	1.1	1.5	3.7
Purchase of intangible assets		(0.1)	–	(0.1)
Net cash used in investing activities		(28.0)	(26.1)	(52.4)
Cash flows from financing activities				
Net proceeds from issue of ordinary shares		0.1	–	0.3
Increase in long term loans		20.0	16.7	29.0
Repayment of long term loans		(6.1)	(20.3)	(47.0)
Net movement in short term loans		(1.0)	2.7	2.6
Interest received		0.1	–	0.3
Interest paid		(1.7)	(2.1)	(4.2)
Dividends paid to shareholders		(9.5)	(9.2)	(15.2)
Purchase of treasury shares		(3.2)	(3.1)	(3.3)
Net cash used in financing activities		(1.3)	(15.3)	(37.5)
Net decrease in cash and cash equivalents		(0.6)	(1.2)	(1.6)
Cash and cash equivalents at beginning of the period		4.9	6.6	6.6
Exchange losses on cash and cash equivalents		(0.1)	(0.2)	(0.1)
Cash and cash equivalents at end of the period	4	4.2	5.2	4.9

Reconciliation of net cash flow to movement in net debt

For six months ended 30 June 2005 (unaudited)

	Notes	6 months ended 30 June 2005 £ million	6 months ended 30 June 2004 £ million	Year ended 31 Dec 2004 £ million
Decrease in cash and cash equivalent		(0.6)	(1.2)	(1.6)
Cash (inflow)/outflow from movement in debt		(12.9)	0.9	15.4
Changes in net debt arising from cash flows		(13.5)	(0.3)	13.8
Exchange		(4.1)	2.3	4.0
Movement in net debt in period		(17.6)	2.0	17.8
Net debt at beginning of period		(82.1)	(99.9)	(99.9)
Net debt at end of period	10	(99.7)	(97.9)	(82.1)

Group Statement of Changes in Equity

For the six months ended 30 June 2005 (unaudited)

	Attributable to equity holders of the company							
	Ordinary share capital £ million	Share premium account £ million	Treasury shares £ million	Capital redemption reserve £ million	Hedging reserve £ million	Foreign exchange reserve (translation) £ million	Retained earnings £ million	Total equity £ million
Balance at 1 January 2004	53.6	5.7	–	0.1	–	(10.8)	137.8	186.4
Currency translation differences	–	–	–	–	–	(3.6)	–	(3.6)
Actuarial losses on retirement benefits	–	–	–	–	–	–	–	–
Purchase of treasury shares	–	–	(3.3)	–	–	–	–	(3.3)
Credit in respect of employee share awards	–	–	–	–	–	–	0.2	0.2
Profit for the period	–	–	–	–	–	–	1.4	1.4
Total recognised income/(loss) for the period	–	–	(3.3)	–	–	(3.6)	1.6	(5.3)
Dividends paid during 2004	–	–	–	–	–	–	(9.2)	(9.2)
Balance at 30 June 2004	53.6	5.7	(3.3)	0.1	–	(14.4)	130.2	171.9
Balance at 1 July 2004	53.6	5.7	(3.3)	0.1	–	(14.4)	130.2	171.9
Currency translation differences	–	–	–	–	–	(4.8)	–	(4.8)
Deferred tax on items taken to or transferred from equity	–	–	–	–	–	(0.1)	0.5	0.4
Actuarial losses on retirement benefits	–	–	–	–	–	–	(1.5)	(1.5)
Credit in respect of employee share awards	–	–	–	–	–	–	0.8	0.8
New share capital subscribed	–	0.3	–	–	–	–	–	0.3
Profit for the period	–	–	–	–	–	–	17.4	17.4
Total recognised income/(loss) for the period	–	0.3	–	–	–	(4.9)	17.2	12.6
Dividends paid during 2004	–	–	–	–	–	–	(6.0)	(6.0)
Balance at 31 December 2004	53.6	6.0	(3.3)	0.1	–	(19.3)	141.4	178.5
Adoption of IAS 39 (Note 1)	–	–	–	–	0.6	–	–	0.6
Balance at 1 January 2005	53.6	6.0	(3.3)	0.1	0.6	(19.3)	141.4	179.1
Cashflow hedges	–	–	–	–	(1.6)	–	–	(1.6)
Currency translation differences	–	–	–	–	–	9.1	–	9.1
Current tax on items taken to or transferred from equity	–	–	–	–	–	–	(0.9)	(0.9)
Deferred tax on items taken to or transferred from equity	–	–	–	–	–	–	1.1	1.1
Actuarial losses on retirement benefits	–	–	–	–	–	–	(2.4)	(2.4)
Purchase of treasury shares	–	–	(3.2)	–	–	–	–	(3.2)
Credit in respect of employee share awards	–	–	–	–	–	–	0.6	0.6
New share capital subscribed	–	0.1	–	–	–	–	–	0.1
Profit for the period	–	–	–	–	–	–	11.0	11.0
Total recognised income/(loss) for the period	–	0.1	(3.2)	–	(1.6)	9.1	9.4	13.8
Dividends paid during 2005	–	–	–	–	–	–	(9.5)	(9.5)
Balance at 30 June 2005	**53.6**	**6.1**	**(6.5)**	**0.1**	**(1.0)**	**(10.2)**	**141.3**	**183.4**

Notes to the Interim Accounts

For the six months ended 30 June 2005 (unaudited)

1. Summary of significant accounting policies

A Basis of preparation

The interim consolidated financial statements of Aggreko plc are for the six months ended 30 June 2005 and have been prepared in accordance with the accounting policies the Group expects to adopt in its 2005 annual report as detailed below. The accounting policies are based on the International Accounting Standards and International Financial Reporting Standards (collectively IFRSs) that the Group expects to be applicable at 31 December 2005.

Due to continuing work of the International Accounting Standards Board (IASB), further standards, amendments and interpretations could be applicable for the Group's financial statements for the year ending 31 December 2005 as practice continues to evolve. Consequently, the group's accounting policies may change prior to publication of those financial statements.

On transition to IFRS, the group has taken advantage of the following exemptions contained within IFRS 1 'First-time Adoption of International Financial Reporting Standards':

- Employee benefits: The cumulative actuarial losses relating to retirement benefits at the date of transition to IFRS have been recognised in retained earnings
- Financial instruments: IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement' have been adopted from 1 January 2005, with no restatement of comparative information
- Share-based payment: The Group has applied IFRS 2' Share-based Payment' to equity instruments granted after 7 November 2002 only
- Foreign currency translation reserve: Cumulative translation differences on foreign currency denominated operations are deemed to be £nil at 1 January 2004. Any gains and losses recognised in the income statement on subsequent disposals of foreign operations will therefore exclude translation differences arising prior to transition date

The consolidated financial statements of Aggreko plc were prepared in accordance with UK Generally Accepted Accounting Principles (GAAP) until 31 December 2004. The statutory accounts for 2004 have been delivered to the Registrar of Companies. The report of the auditors on those Accounts was unqualified and did not contain a statement under either Section 237(2) or 237(3) of the Companies Act 1985.

The amended policies, which are in accordance with the Group's expectation of IFRSs which will be in force at 31 December 2005 and are detailed below, have been consistently applied to all years presented except for those relating to the classification and measurement of financial instruments. The Group has made use of the exemption available under IFRS 1 from applying IAS 32 and IAS 39 retrospectively from 1 January 2005. The policies applied to financial instruments for 2004 and 2005 are disclosed separately below.

Reconciliations between the Group's previously reported equity, net income and cash flows under UK GAAP and the IFRS equivalents are presented in Note 2 and the comparative figures in respect of 2004 have been restated to reflect these adjustments, except as described in the accounting policies.

These consolidated interim financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets and financial liabilities (including derivative instruments) at fair value.

The results for the half years to 30 June 2005 and 2004 are unaudited but have been reviewed by the Group's auditors, whose report is on page 35.

B Basis of consolidation

The Group financial statements consolidate the financial statements of Aggreko plc and all its subsidiaries for the period ended 30 June 2005. Subsidiaries are those entities over which the group has the power to govern financial and operating policies, generally accompanying a shareholding that confers more than half of the voting rights.

C Revenue recognition

Revenue for the Group represents the amounts earned from the supply of temporary power, temperature control, oil-free compressed air and related services and excludes sales taxes and intra-group revenue. Revenue is recognised through the rental period the equipment and related services are utilised by the customer.

D Segmental reporting

Aggreko's primary reporting format relates to geographical segments and includes Northern Europe, South & Central Europe, North America and a segment comprising Middle East, Asia-Pacific and South America. Together these segments represent the Group's Local business. International Power Projects is a global segment and represents the international projects business.

Aggreko's secondary reporting format relates to the Group's two business types detailed above, namely the Local business and International Power Projects business. The Local business focuses on smaller, more frequently occurring events, whereas the International Power Projects business concentrates on large contracts, which can arise anywhere in the world.

The risks and rewards of the Group's operations are determined by the different geographical locations. This is reflected by the Group's divisional management and organisational structure and the Group's internal financial reporting systems.

Costs are allocated between segments based on revenue.

E Leases

Leases where substantially all of the risks and rewards of ownership are not transferred to the Group are classified as operating leases. Rentals under operating leases are charged against operating profit on a straight line basis over the term of the lease.

F Property, plant and equipment

Property, plant and equipment is carried at cost less accumulated depreciation and impairment losses. Cost includes purchase price, and directly attributable costs of bringing the asset into the location and condition where it is capable for use. Borrowing costs are not capitalised.

Freehold properties are depreciated on a straight line basis over 25 years. Short leasehold properties are depreciated on a straight line basis over the terms of each lease.

Other property, plant and equipment are depreciated on a straight line basis at annual rates estimated to write off the cost of each asset over its useful life from the date it is available for use. Assets in the course of construction are not depreciated. The periods of depreciation are reviewed on an annual basis and the principal periods used are as follows:

Rental fleet	8 to 10 years
Vehicles, plant and equipment	4 to 15 years

Government grants received are deducted from property, plant and equipment and reduce the depreciation charge accordingly.

G Intangibles

Computer software

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised on a straight line basis over their estimated useful lives, which is currently deemed to be 4 years and is reviewed on an annual basis.

H Impairment of property, plant and equipment and other intangible assets

Property, plant and equipment and other intangible assets are amortised and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. Value in use is calculated using estimated cashflows. These are discounted using an appropriate long-term pre tax interest rate. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

I Foreign currencies

At individual company level, transactions denominated in foreign currencies are translated at the rate of exchange on the day the transaction occurs. Assets and liabilities denominated in foreign currency are translated at the exchange rate ruling at the balance sheet date. In order to hedge its exposure to certain foreign exchange risks, the Group enters into forward contracts and options.

On consolidation, assets and liabilities of subsidiary undertakings are translated into sterling at closing rates of exchange. Income and cash flow statements are translated at average rates of exchange for the period. Gains and losses from the settlement of transactions and gains and losses on the translation of monetary assets and liabilities denominated on other currencies are included in income.

J Derivative financial instruments

The Group accounts for financial instruments under IAS 32 ' Financial Instruments: Disclosure and Presentation' and IAS 39 ' Financial Instruments: Recognition and Measurement'.

The activities of the Group expose it directly to the financial risks of changes in foreign currency exchange rates and interest rates. The Group uses foreign exchange contracts and interest rate swap contracts to hedge these exposures. The Group does not use derivative financial instruments for speculative purposes.

Derivatives are initially recorded at fair value, which are calculated using standard industry valuation techniques in conjunction with observable market data. The fair value of the interest rate swaps are calculated as the present value of estimated future cash flows using market interest rates and the fair value of the forward FX contracts is determined using forward FX market rates at the reporting date. The treatment of changes in fair value of derivatives depends on the derivative classification.

Cash flow hedges
Changes in the fair value of derivative financial instruments that are designated, and effective, as hedges of future cash flows are recognised directly in equity and any ineffective portion is recognised immediately in the income statement. If the cash flow hedge of a firm commitment or forecasted transaction subsequently results in the recognition of an asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are included in the initial measurement of the asset or liability. For hedges that do not result in the recognition of an asset or a liability amounts deferred in equity are recognised in the income statement in the same period in which the hedged item affects net profit and loss.

Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise.

Hedge accounting is discontinued when the hedging instrument no longer qualifies for hedge accounting. At that time any cumulative gain or losses on the hedging instrument recognised in equity is retained in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement.

Overseas net investment hedges
Certain foreign currency borrowings are designated as hedges of the Group's overseas net investments.

Exchange differences arising from the retranslation of the net investment in foreign entities and of borrowings are taken to equity on consolidation to the extent the hedges are deemed effective. All other exchange gains and losses are dealt with through the income statement.

Under UK GAAP, derivative financial instruments were used as hedges and were held off balance sheet with unrecognised gains and losses and fair values reported in the notes to the financial statements, fair values were based on market prices of these instruments at the balance sheet date. For interest rate swaps, amounts payable or receivable in respect of these agreements were recognised as adjustments to interest expense over the period of the debt they were hedging. For forward contracts, the cash flows were classified in a manner consistent with the underlying nature of the hedged transaction. Hence, unrealised gains and losses on contracts hedging forecast transactions were not accounted for until the maturity of the contract. Foreign currency debtors and creditors that were hedged with forward contracts were translated at the contracted rate at the balance sheet date.

IAS 39 'Financial Instruments: Recognition and Measurement' requires recognition of all derivative financial instruments on the balance sheet and that they are measured at fair value. IFRS 1 allows that, for the year ended 31 December 2004, derivative financial instruments can continue to be accounted for under UK GAAP. Aggreko is taking advantage of this exemption and therefore IAS 39 will be applied prospectively from 1 January 2005. To reflect the adoption of IAS 39, there is an adjustment of £0.6 million to equity on 1 January 2005 to bring the fair value of the derivative financial instruments on balance sheet.

K Taxation

Deferred tax
Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax base of assets and liabilities and their carrying amounts in the financial statements. In principle, deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill, negative goodwill nor from the acquisition of an asset, which does not affect either taxable or accounting income. Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled. Deferred tax is charged or credited in the income statement, except when it relates to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Provision for income taxes, mainly withholding taxes, which could arise on the remittance of retained earnings, principally relating to subsidiaries, is only made where there is a current intention to remit such earnings.

Current tax
The charge for the current tax is based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using taxation rates that have been enacted or substantially enacted by the balance sheet date.

L Inventories

Inventories are valued at the lower of cost and net realisable value, using the FIFO or weighted average cost basis. Cost includes the cost of direct materials and, where applicable, direct labour and those overheads that have been incurred in bringing the inventories to their present location and condition.

Inventory is written down on a case by case basis if the anticipated net realisable value declines below the carrying amount of the inventories. Net realisable value is the estimated selling price less cost to completion and selling expenses. When the reasons for a write-down of the inventory have ceased to exist, the write-down is reversed.

M Employee benefits

Wages, salaries, social security contributions, paid annual leave and sick leave, bonuses, and non-monetary benefits are accrued in the year in which the associated services are rendered by the employees of the Group. Where the Group provides long-term employee benefits, the cost is accrued to match the rendering of the services by the employees concerned.

The Group operates a defined benefit plan and a number of defined contribution plans. The cost for the year for the defined benefit plan is determined using the projected unit credit method, with actuarial valuations being carried out at each balance sheet date. Actuarial gains and losses are recognised in full, directly in retained earnings, in the period in which they occur and are shown in the statement of recognised income and expense. The current service cost of the pension charge as well as the expected return on pension scheme assets and interest on pension scheme liabilities are included in arriving at operating profit. The retirement benefit obligation recognised in the balance sheet is the present value of the defined benefit obligation at the balance sheet date less the fair value of the plan assets. The present value of the defined benefit obligation is determined by discounting the estimated future cash flows using interest rates of high-quality corporate bonds.

Contributions to defined contribution pension plans are charged to the income statement in the period in which they become chargeable.

N Trade receivables

Trade receivables are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts. An allowance is recorded for the difference between the carrying amount and the recoverable amount where there is objective evidence that the Group will not be able to collect all amounts due.

O Trade payables

Trade payables are stated at their nominal value.

P Provisions

Provisions are recognised where a legal or constructive obligation has been incurred which will probably lead to an outflow of resources that can be reasonably estimated. Provisions are recorded for the estimated ultimate liability that is expected to arise, taking into account the time value of money where material.

A contingent liability is disclosed where the existence of the obligation will only be confirmed by future events, or where the amount of the obligation cannot be measured with reasonable reliability. Contingent assets are not recognised, but are disclosed where an inflow of economic benefits is probable.

A provision for restructuring is recognised when Aggreko has approved a detailed and formal restructuring plan and the restructuring has either commenced or been announced publicly. Costs relating to the ongoing activities of Aggreko are not recognised until they have been incurred.

Q Share-based payments

IFRS 2 has been applied to all grants of equity instruments after 7 November 2002 in accordance with the transitional provisions of the standard. The group issues equity-settled share-based payments to certain employees under the terms of the group's various employee-share and option schemes. Equity-settled share-based payments are measured at fair value at the date of the grant. The fair value determined at the grant date of equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on an estimate of the shares that will ultimately vest.

Fair value is measured using the Black-Scholes option-pricing model for employee sharesave options and using the Monte Carlo option-pricing model for Executive share options.

Own shares held under trust for the Group's employee share schemes are deducted in arriving at shareholders' equity. Purchases of own shares are disclosed as changes in shareholders' equity.

R Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and time, call and current balances with banks and similar institutions, which are readily convertible to known amounts of cash and which are subject to insignificant risk of changes in value and have a maturity of three months or less. This definition is also used for the cashflow statement.

S Dividend distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders.

For the six months ended 30 June 2005 (unaudited)

2 Transition to IFRS

2.1 Basis of transition to IFRS

The Group's financial statements for the year ended 31 December 2005 will be the first annual financial statements that comply with IFRS. These interim financial statements have been prepared as described in Note 1A.

The Group's transition date is 1 January 2004. The Group prepared its opening IFRS balance sheet at that date. The reporting date of these interim consolidated financial statements is 30 June 2005. The Group's IFRS adoption date is 1 January 2005.

2.2 Reconciliations between IFRS and UK GAAP

The following reconciliation's provide a quantification of the effect of the transition to IFRS and provide details of the impact of the transition on:

net income for the period ended 30 June 2004 and 31 December 2004
equity at 1 January 2004
equity at 30 June 2004
equity at 31 December 2004

Reconciliation of net income

	Notes	31 Dec 2004 £ million	30 June 2004 £ million
Profit for the period from continuing operations under UK GAAP		**18.8**	**1.3**
Share-based payment	(j)	(0.2)	(0.1)
Goodwill amortisation	(h)	0.2	0.1
Pensions	(g)	(0.3)	–
Depreciation on previously capitalised UK GAAP redeployment costs	(i)	0.2	0.1
Deferred tax on above adjustments	(k)	0.1	–
Profit for the period from continuing operations under IFRS		**18.8**	**1.4**

Reconciliation of equity at 1 January 2004 (date of transition to IFRS)
The effect of the changes to the Group's accounting policies on the equity of the Group at 1 January 2004 was as follows.

			IFRS Measurement Adjustments					
	UK GAAP £m	IFRS Reclassi-fications £m	Dividends £m	Employee benefits £m	Business combi-nations £m	Property, plant & equipment £m	Deferred tax £m	IFRS £m
Intangible assets	3.0	1.9	–	–	(3.0)	–	–	1.9
Property, plant and equipment	282.4	(2.2)	–	–	–	(0.4)	–	279.8
Deferred tax assets	–	0.1	–	–	–	–	–	0.1
Total non-current assets	285.4	(0.2)	–	–	(3.0)	(0.4)	–	281.8
Inventories	23.1	–	–	–	–	–	–	23.1
Trade and other receivables	62.2	–	–	(0.8)	–	–	–	61.4
Cash and cash equivalents	6.6	–	–	–	–	–	–	6.6
Current tax assets	–	1.3	–	–	–	–	–	1.3
Total current assets	91.9	1.3	–	(0.8)	–	–	–	92.4
Financial liabilities								
Borrowings	(1.2)	–	–	–	–	–	–	(1.2)
Trade and other payables	(57.8)	1.9	9.2	0.2	–	–	–	(46.5)
Current tax liabilities	–	(2.9)	–	–	–	–	–	(2.9)
Provisions	–	–	–	–	–	–	–	–
Total current liabilities	(59.0)	(1.0)	9.2	0.2	–	–	–	(50.6)
Financial liabilities								
Borrowings	(105.3)	–	–	–	–	–	–	(105.3)
Deferred tax liabilities	–	(27.2)	–	–	–	–	4.0	(23.2)
Retirement benefit obligation	–	–	–	(8.4)	–	–	–	(8.4)
Provisions	(27.1)	27.1	–	(0.3)	–	–	–	(0.3)
Total non-current liabilities	(132.4)	(0.1)	–	(8.7)	–	–	4.0	(137.2)
Net assets	185.9	–	9.2	(9.3)	(3.0)	(0.4)	4.0	186.4
Share capital	53.6	–	–	–	–	–	–	53.6
Share premium	5.7	–	–	–	–	–	–	5.7
Capital redemption reserve	0.1	–	–	–	–	–	–	0.1
Foreign exchange reserve	(10.8)	–	–	–	–	–	–	(10.8)
Retained earnings	137.3	–	9.2	(9.3)	(3.0)	(0.4)	4.0	137.8
Total Shareholders' equity	185.9	–	9.2	(9.3)	(3.0)	(0.4)	4.0	186.4

Notes to the Interim Accounts continued

For the six months ended 30 June 2005 (unaudited)

Reconciliation of equity at 30 June 2004

The effect of the changes to the Group's accounting policies on the equity of the Group at 30 June 2004 was as follows.

			IFRS Measurement Adjustments					
	UK GAAP £m	IFRS Reclassi-fications £m	Dividends £m	Employee benefits £m	Business combi-nations £m	Property, plant & equipment £m	Deferred tax £m	IFRS £m
Intangible assets	2.8	1.8	–	–	(2.8)	–	–	1.8
Property, plant and equipment	273.4	(2.3)	–	–	–	(0.3)	–	270.8
Deferred tax assets	–	0.2	–	–	–	–	–	0.2
Total non-current assets	276.2	(0.3)	–	–	(2.8)	(0.3)	–	272.8
Inventories	24.3	–	–	–	–	–	–	24.3
Trade and other receivables	67.7	–	–	(0.6)	–	–	–	67.1
Cash and cash equivalents	5.6	–	–	–	–	–	–	5.6
Current tax assets	–	3.8	–	–	–	–	–	3.8
Total current assets	97.6	3.8	–	(0.6)	–	–	–	100.8
Financial liabilities								
Borrowings	(4.3)	–	–	–	–	–	–	(4.3)
Trade and other payables	(63.3)	3.0	6.0	–	–	–	–	(54.3)
Current tax liabilities	–	(6.3)	–	–	–	–	–	(6.3)
Provisions	–	(5.3)	–	–	–	–	–	(5.3)
Total current liabilities	(67.6)	(8.6)	6.0	–	–	–	–	(70.2)
Financial liabilities								
Borrowings	(99.2)	–	–	–	–	–	–	(99.2)
Deferred tax liabilities	–	(24.6)	–	–	–	–	4.0	(20.6)
Retirement benefit obligation	–	–	–	(8.4)	–	–	–	(8.4)
Provisions	(32.7)	29.7	–	(0.3)	–	–	–	(3.3)
Total non-current liabilities	(131.9)	5.1	–	(8.7)	–	–	4.0	(131.5)
Net assets	174.3	–	6.0	(9.3)	(2.8)	(0.3)	4.0	171.9
Share capital	53.6	–	–	–	–	–	–	53.6
Share premium	5.7	–	–	–	–	–	–	5.7
Treasury shares	–	(3.3)	–	–	–	–	–	(3.3)
Capital redemption reserve	0.1	–	–	–	–	–	–	0.1
Foreign exchange reserve	(14.5)	–	–	–	0.1	–	–	(14.4)
Retained earnings	129.4	3.3	6.0	(9.3)	(2.9)	(0.3)	4.0	130.2
Total Shareholders' equity	174.3	–	6.0	(9.3)	(2.8)	(0.3)	4.0	171.9

Reconciliation of equity at 31 December 2004

The effect of the changes to the Group's accounting policies on the equity of the Group at the date of the last financial statements presented under UK GAAP, 31 December 2004 was as follows.

			IFRS Measurement Adjustments					
	UK GAAP £m	IFRS Reclassi-fications £m	Dividends £m	Employee benefits £m	Business combi-nations £m	Property, plant & equipment £m	Deferred tax £m	IFRS £m
Intangible assets	2.5	1.8	–	–	(2.5)	–	–	1.8
Property, plant and equipment	263.5	(2.3)	–	–	–	(0.2)	–	261.0
Deferred tax assets	–	0.2	–	–	–	–	–	0.2
Total non-current assets	266.0	(0.3)	–	–	(2.5)	(0.2)	–	263.0
Inventories	24.6	–	–	–	–	–	–	24.6
Trade and other receivables	70.8	–	–	(0.6)	–	–	–	70.2
Cash and cash equivalents	7.9	–	–	–	–	–	–	7.9
Current tax assets	–	3.2	–	–	–	–	–	3.2
Total current assets	103.3	3.2	–	(0.6)	–	–	–	105.9
Financial liabilities								
Borrowings	(6.8)	–	–	–	–	–	–	(6.8)
Trade and other payables	(73.0)	3.9	9.5	–	–	–	–	(59.6)
Current tax liabilities	–	(6.6)	–	–	–	–	–	(6.6)
Provisions	–	(3.7)	–	–	–	–	–	(3.7)
Total current liabilities	(79.8)	(6.4)	9.5	–	–	–	–	(76.7)
Financial liabilities								
Borrowings	(83.2)	–	–	–	–	–	–	(83.2)
Deferred tax liabilities	–	(22.4)	–	–	(0.1)	–	4.6	(17.9)
Retirement benefit obligation	–	–	–	(10.2)	–	–	–	(10.2)
Provisions	(28.0)	25.9	–	(0.3)	–	–	–	(2.4)
Total non-current liabilities	(111.2)	3.5	–	(10.5)	(0.1)	–	4.6	(113.7)
Net assets	178.3	–	9.5	(11.1)	(2.6)	(0.2)	4.6	178.5
Share capital	53.6	–	–	–	–	–	–	53.6
Share premium	6.0	–	–	–	–	–	–	6.0
Treasury shares	–	(3.3)	–	–	–	–	–	(3.3)
Capital redemption reserve	0.1	–	–	–	–	–	–	0.1
Foreign exchange reserve	(19.5)	–	–	–	0.2	–	–	(19.3)
Retained earnings	138.1	3.3	9.5	(11.1)	(2.8)	(0.2)	4.6	141.4
Total Shareholders' equity	178.3	–	9.5	(11.1)	(2.6)	(0.2)	4.6	178.5

For the six months ended 30 June 2005 (unaudited)

Notes to the reconciliations

IFRS Reclassifications

(a) Property, plant and equipment included software costs under UK GAAP, but under IFRS this has been reclassified as an intangible asset (1 January 2004: £1.9m, 30 June 2004: £1.8m, 31 December 2004: £1.8m).

(b) Under UK GAAP, capital grants were included in deferred income and matched with the related depreciation. Under IFRS capital grants are netted against the costs of the related asset (1 January 2004: £0.3m, 30 June 2004: £0.5m, 31 December 2004: £0.5m).

(c) Current corporate tax balances, previously netted off and included within other creditors falling due within one year (1 January 2004: £1.6m, 30 June 2004: £2.5m, 31 December 2004: £3.4m), have been reclassified to current tax assets (1 January 2004: £1.3m, 30 June 2004: £3.8m, 31 December 2004: £3.2m) and current tax liabilities (1 January 2004: £2.9m, 30 June 2004: £6.3m, 31 December 2004: £6.6m) and shown separately on the face of the balance sheet.

(d) Deferred corporate tax balances, previously netted off and included within non current provisions for liabilities and charges (1 January 2004: £27.1m, 30 June 2004: £24.4m, 31 December 2004: £22.2m) have been reclassified to non-current deferred tax assets (1 January 2004: £0.1m, 30 June 2004: £0.2m, 31 December 2004: £0.2m) and non-current deferred tax liabilities (1 January 2004: £27.2m, 30 June 2004: £24.6m, 31 December 2004: £22.4m) and shown separately on the face of the balance sheet.

(e) Provisions for liabilities and charges due within one year, previously presented within non-current liabilities in accordance with UK GAAP, have been reclassified and shown within current liabilities (1 January 2004: £nil, 30 June 2004: £5.3m, 31 December 2004: £3.7m).

None of the above reclassifications have any effect on the Group's previously reported net assets or shareholders' equity.

IFRS Measurement Adjustments

(f) Dividends: dividends in respect of the Group's ordinary shares declared after the balance sheet date are not accrued in the balance sheet as required by IAS 10 'Events after the balance sheet date'. Previously under UK GAAP, such dividends were accrued in the balance sheet.

(g) Employee benefits: pensions and other post retirement benefits have been accounted for in accordance with IAS 19 which requires recognition of the operating and financing costs of the defined benefit pension scheme in the income statement. IAS 19 also requires recognition of any actuarial gains and losses in full immediately in the statement of recognised income and expense. Accordingly the pension scheme deficit is included as a liability in the balance sheet.

Previously, under UK GAAP, the Group's policy was to recognise a charge for its defined benefit pension scheme in arriving at operating profit. This cost comprised the regular cost of providing pensions and a charge or credit relating to the amortisation of actuarial gains and losses over the average remaining service lives of the employees covered by the scheme. The difference between the cumulative charge for pensions and cumulative contributions paid in respect of those arrangements was previously recognised as an asset or liability in the balance sheet.

Under IFRS a provision has been established for a statutory employee termination benefit scheme in France. Under UK GAAP no provision for this scheme was required.

(h) Business combinations: Aggreko has not taken the IFRS 1 exemption for business combinations and has instead revisited the balance sheets acquired as part of previous business combinations, separately identifying each intangible asset and assessing useful lives for each. An adjustment has been made to the carrying value of certain intangible assets to reflect each individual useful life.

Goodwill was amortised under UK GAAP over its useful economic life, but under IFRS 3 is now reviewed for impairment on an annual basis and no longer amortised.

(i) Property, plant & equipment: under IFRS, certain costs of redeploying rental assets which were previously capitalised under UK GAAP are no longer capitalised. An adjustment has been made to reverse the related carrying value of property, plant and equipment against retained earnings.

(j) Share-based payments: under IFRS 2, a charge is required for all share-based payments including share options. The charge in the income statement is based on the fair value of the options at the date of grant. There was no charge for Aggreko under UK GAAP.

(k) Deferred tax has been calculated in accordance with IAS 12 and arises on temporary differences between the tax base of assets and liabilities and their carrying amounts in the financial statements.

Group Cash Flow Statement under IFRS

The Group Cash Flow Statement prepared in accordance with FRS 1 (revised) presents substantially the same information as that required under IFRS. Under IFRS, however, there are certain differences from UK GAAP with regard to the classification of items within the cash flow statement and with regard to the definition of cash and cash equivalents.

Under UK GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, equity dividends paid, management of liquid resources and financing. Under IFRS, only three categories of cash flow activity are reported: operating activities, investing activities and financing activities.

Under IFRS, items which under UK GAAP would be included within management of liquid resources fall within the definition of cash and cash equivalents.

3. Cashflow from operating activities

	6 months ended 30 June 2005 £ million	6 months ended 30 June 2004 £ million	Year ended 31 Dec 2004 £ million
Profit for the period	**11.0**	1.4	18.8
Adjustments for:			
Tax	**5.6**	0.6	8.7
Depreciation	**29.6**	28.7	58.0
Impairment of fixed assets	**–**	1.9	2.3
Amortisation of intangibles	**0.1**	0.1	0.2
Interest income	**(0.1)**	–	(0.3)
Interest expense	**1.9**	1.8	4.2
Profit on sale of property, plant and equipment (see below)	**(0.6)**	(0.7)	(1.3)
Share based payment	**0.1**	0.1	0.2
Changes in working capital (excluding the effects of exchange differences on consolidation):			
Inventories	**(5.6)**	(1.5)	(2.6)
Trade and other receivables	**(14.4)**	(7.0)	(11.5)
Trade and other payables	**10.1**	8.5	15.9
Net movements in provisions for liabilities and charges	**(1.8)**	8.3	5.8
Increase in retirement benefit obligation	**0.1**	–	0.3
Cash generated from operations	**36.0**	42.2	98.7

In the cash flow statement, proceeds from sale of property, plant and equipment comprise:

	6 months ended 30 June 2005 £ million	6 months ended 30 June 2004 £ million	Year ended 31 Dec 2004 £ million
Net book amount	**0.5**	0.8	2.4
Profit on sale of property, plant and equipment	**0.6**	0.7	1.3
Proceeds from sale of property, plant and equipment	**1.1**	1.5	3.7

For the six months ended 30 June 2005 (unaudited)

4. Cash and cash equivalents

	6 months ended 30 June 2005 £ million	6 months ended 30 June 2004 £ million	Year ended 31 Dec 2004 £ million
Cash at bank and in hand	5.7	5.1	7.4
Short-term bank deposits	0.7	0.5	0.5
	6.4	5.6	7.9
Cash and bank overdrafts include the following for the purposes of the cash flow statement:			
Cash and cash equivalents	6.4	5.6	7.9
Bank overdrafts (Note 10)	(2.2)	(0.4)	(3.0)
	4.2	5.2	4.9

5. Segmental reporting

(a) Revenue by segment

	Total revenue			Inter-segment revenue			External revenue		
	6 months ended 30 June 2005 £m	6 months ended 30 June 2004 £m	Year ended 31 Dec 2004 £m	6 months ended 30 June 2005 £m	6 months ended 30 June 2004 £m	Year ended 31 Dec 2004 £m	6 months ended 30 June 2005 £m	6 months ended 30 June 2004 £m	Year ended 31 Dec 2004 £m
Northern Europe	26.8	27.0	54.8	–	0.6	0.7	26.8	26.4	54.1
South & Central Europe	24.4	23.7	52.7	–	0.3	0.6	24.4	23.4	52.1
North America	50.4	46.6	107.6	–	0.1	0.2	50.4	46.5	107.4
Middle East, Asia-Pacific, South America	24.2	18.8	39.2	0.1	0.1	0.3	24.1	18.7	38.9
Local Business	125.8	116.1	254.3	0.1	1.1	1.8	125.7	115.0	252.5
International Power Projects	42.0	36.0	71.7	0.5	0.2	0.6	41.5	35.8	71.1
Eliminations	(0.6)	(1.3)	(2.4)	(0.6)	(1.3)	(2.4)	–	–	–
Group	167.2	150.8	323.6	–	–	–	167.2	150.8	323.6

(b) Profit by segment

	Trading profit/(loss)			Gain/(loss) on sale of PPE			Operating profit/(loss)		
	6 months ended 30 June 2005 £m	6 months ended 30 June 2004 £m	Year ended 31 Dec 2004 £m	**6 months ended 30 June 2005 £m**	6 months ended 30 June 2004 £m	Year ended 31 Dec 2004 £m	**6 months ended 30 June 2005 £m**	6 months ended 30 June 2004 £m	Year ended 31 Dec 2004 £m
Northern Europe	**1.2**	2.2	3.7	**0.1**	0.3	0.3	**1.3**	2.5	4.0
South & Central Europe	**(0.8)**	(0.2)	3.2	**0.1**	0.2	0.3	**(0.7)**	–	3.5
North America	**4.9**	3.4	16.7	**0.3**	0.4	0.8	**5.2**	3.8	17.5
Middle East Asia-Pacific, South America	**4.7**	2.7	5.8	**0.1**	–	(0.2)	**4.8**	2.7	5.6
Local Business	**10.0**	8.1	29.4	**0.6**	0.9	1.2	**10.6**	9.0	30.6
International Power Projects	**7.8**	8.7	15.7	**–**	(0.2)	0.1	**7.8**	8.5	15.8
Group	**17.8**	16.8	45.1	**0.6**	0.7	1.3	**18.4**	17.5	46.4
Exceptional items (Note 6)							**–**	(13.7)	(15.0)
Operating profit post-exceptional items							**18.4**	3.8	31.4
Finance costs - net							**(1.8)**	(1.8)	(3.9)
Profit before taxation							**16.6**	2.0	27.5
Taxation							**(5.6)**	(0.6)	(8.7)
Profit for the period							**11.0**	1.4	18.8

6. Exceptional items

The exceptional charge in 2004 related to the restructuring programme entered into as a result of an in-depth review of the Group's strategy which was announced in March 2004.

7. Dividends

The dividends approved in the period were:

	6 months ended 30 June 2005	6 months ended 30 June 2004	Year ended 31 Dec 2004
Total dividend (£ million)	**9.5**	9.2	15.2
Dividend per share (pence)	**3.57**	3.45	5.70

An interim dividend in respect of 2005 of 2.34 pence (2004: 2.25 pence), amounting to a total dividend of £6.2 million (2004: £6.0 million) was declared during the period.

8. Earnings per share

Basic earnings per share have been calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of shares in issue during the period, excluding shares held by the Employee Share Ownership Trusts which are treated as cancelled.

	30 June 2005	30 June 2004	31 Dec 2004
Profit for the period (£ million)	**11.0**	1.4	18.8
Weighted average number of ordinary shares in issue (million)	**265.8**	267.8	266.9
Basic earnings per share (pence)	**4.16**	0.52	7.01

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. These represent share options granted to employees where the exercise price is less than the average market price of the Company's ordinary shares during the period. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	30 June 2005	30 June 2004	31 Dec 2004
Profit for the period (£ million)	**11.0**	1.4	18.8
Weighted average number of ordinary shares in issue (million)	**265.8**	267.8	266.9
Adjustment for share options (million)	**1.5**	1.2	1.0
Diluted weighted average number of ordinary shares in issue (million)	**267.3**	269.0	267.9
Diluted earnings per share (pence)	**4.13**	0.52	6.99

Aggreko plc assesses the performance of the group by adjusting earnings per share, calculated in accordance with IAS 33, to exclude items it considers to be non-recurring and believes that the exclusion of such items provides a better comparison of business performance. The calculation of earnings per ordinary share on a basis which excludes exceptional items is based on the following adjusted earnings:

	30 June 2005 £ million	30 June 2004 £ million	31 Dec 2004 £ million
Profit for the period	**11.0**	1.4	18.8
Exclude exceptional items (net of attributable taxation)	**–**	9.3	10.2
Adjusted earnings	**11.0**	10.7	29.0

An adjusted earnings per share figure is presented below

	30 June 2005	30 June 2004	31 Dec 2004
Basic earnings per share pre-exceptional items (pence)	**4.16**	3.99	10.83
Diluted earnings per share pre-exceptional items (pence)	**4.13**	3.98	10.79

9. Taxation

The taxation charge for the period is based on an estimate of the Group's expected annual effective rate of tax for 2005 which is currently estimated to be 33.5% (2004: 32.0%).

10. Financial liabilities – borrowings

	30 June 2005 £ million	30 June 2004 £ million	31 Dec 2004 £ million
Non current			
Bank borrowings	**101.1**	99.2	83.2
Current			
Bank overdrafts	**2.2**	0.4	3.0
Bank borrowings	**2.8**	3.9	3.8
	5.0	4.3	6.8
Total borrowings	**106.1**	103.5	90.0
Liquid funds:			
Liquid resources	**(0.7)**	(0.5)	(0.5)
Cash at bank and in hand	**(5.7)**	(5.1)	(7.4)
Net borrowings	**99.7**	97.9	82.1

The maturity profile of the borrowings was as follows:

	30 June 2005 £ million	30 June 2004 £ million	31 Dec 2004 £ million
Within 1 year, or on demand	**5.0**	4.3	6.8
Between 1 and 2 years	**49.9**	–	–
Between 2 and 5 years	**51.2**	99.2	83.2
	106.1	103.5	90.0

The profile of the Group's financial liabilities at 30 June 2005 were as follows:

	Floating rate £ million	Fixed rate £ million	Total £ million
Sterling	11.4	7.5	18.9
US Dollar	25.7	39.2	64.9
Euro	2.4	18.9	21.3
Other currencies	1.0	–	1.0
At 30 June 2005	**40.5**	**65.6**	**106.1**
Sterling	7.1	12.6	19.7
US Dollar	38.0	22.2	60.2
Euro	18.5	4.7	23.2
Other currencies	0.4	–	0.4
At 30 June 2004	64.0	39.5	103.5
Sterling	5.4	7.5	12.9
US Dollar	14.6	36.0	50.6
Euro	5.8	19.6	25.4
Other currencies	1.1	–	1.1
At 31 December 2004	26.9	63.1	90.0

11. Provisions

	Reorganisation and restructuring £ million	Legal indemnity employee termination benefit £ million	Total £ million
At 1 January 2004	–	0.3	0.3
New provisions	11.7	–	11.7
Utilised during year	(3.4)	–	(3.4)
At 30 June 2004	**8.3**	**0.3**	**8.6**
New provisions	1.0	–	1.0
Utilised during year	(3.5)	–	(3.5)
At 31 December 2004	**5.8**	**0.3**	**6.1**
Utilised during year	(1.8)	–	(1.8)
At 30 June 2005	**4.0**	**0.3**	**4.3**

	30 June 2005 £ million	30 June 2004 £ million	31 Dec 2004 £ million
Analysis of total provisions			
Current portion of provisions	**3.5**	5.3	3.7
Non-current portion of provisions	**0.8**	3.3	2.4
Total provisions	**4.3**	8.6	6.1

(i) The provision for reorganisation and restructuring comprise the estimated costs of restructuring the Group's North American, European and International operations and the provisions are generally in respect of severance, property and related costs. The provision is expected to be fully utilised before the end of the next financial year.

(ii) The provision for legal indemnity employee termination benefit relates to a statutory employee termination benefit scheme in France.

12. Date of Approval

The Interim Accounts were approved by the Board of Directors on 15 September 2005.

Independent Review Report to Aggreko plc

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2005 which comprises the Group Income Statement, Group Balance Sheet, Group Cashflow Statement, Group Statement of Recognised Income and Expense, Group Statement of Changes in Equity, comparative figures and associated notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority.

As disclosed in Note 1, the next annual financial statements of the group will be prepared in accordance with accounting standards adopted for use in the European Union. This interim report has been prepared in accordance with the basis set out in Note 1.

The accounting policies are consistent with those that the directors intend to use in the next annual financial statements. As explained in Note 1, there is, however, a possibility that the directors may determine that some changes are necessary when preparing the full annual financial statements for the first time in accordance with accounting standards adopted for use in the European Union. The IFRS standards and IFRIC interpretations that will be applicable and adopted for use in the European Union at 31 December 2005 are not known with certainty at the time of preparing this interim financial information.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2005.

PricewaterhouseCoopers
Chartered Accountants, Glasgow
15 September 2005

Shareholder Information

Low-Cost Share Dealing Service
Hoare Govett Limited provide a low-cost share dealing service in Aggreko plc shares which enables investors to buy or sell for a brokerage fee of 1% (plus 0.5% stamp duty on purchases) with a minimum charge of £15. Details may be obtained by telephoning Hoare Govett Limited Service Helplines 020 7661 6617 (sales) and 020 7661 6616 (purchases) during market hours. Please note that this service is only available for dealing by post. Hoare Govett Limited is authorised and regulated by the Financial Services Authority.

Payment of Dividends by BACS
Many shareholders have already arranged for dividends to be paid by mandate directly to their bank or building society account. The Company mandates dividends through the BACS (Bankers' Automated Clearing Services) system. The benefit to shareholders of the BACS payment method is that the Registrar posts the tax vouchers directly to them, whilst the dividend is credited on the payment date to the shareholder's bank or building society account. Shareholders who have not yet arranged for their dividends to be paid direct to their bank or building society account and wish to benefit from this service should request the Company's Registrar to send them a Dividend/Interest mandate form or alternatively complete the mandate form accompanying their dividend warrant and tax voucher in November 2005.

Online Shareholder Services
Shareholders may wish to take advantage of the "Online" enquiry service offered by the Registrar. This service allows the shareholder to access his own account to verify address details and the number of shares held. The service can be obtained on www.capitaregistrars.com where there is also an "Information Zone" which provides answers to many questions frequently asked by shareholders.

Sharegift
We value all our shareholders, no matter how many shares they own, but we do realise that some people hold on to small quantities of shares because they believe that the cost of selling them would make the transaction uneconomic. Sharegift is a free service to enable shareholders with small holdings, should they so wish, to donate their shares to charity, and gain the benefit of tax relief on this donation. This scheme has been successfully adopted by several large quoted companies, and further details are available from the Secretary.

Officers and Advisers
Secretary and Registered Office
A Paul Allen
Ailsa Court
121 West Regent Street
GLASGOW G2 2SD
UNITED KINGDOM
Tel 0141 225 5900
Fax 0141 225 5949
E-mail investors@aggreko.com
Company No. SC177553

Registrars and Transfer Office
Capita Registrars
The Registry
34 Beckenham Road
BECKENHAM
Kent BR3 4TU
UNITED KINGDOM
Tel 0870 162 3100
Website www.capitaregistrars.com

Stockbrokers
JP Morgan Cazenove-London
ABN Amro - Hoare Govett-London

Auditors
PricewaterhouseCoopers LLP-Glasgow
Chartered Accountants

Financial Calendar

	6 Months Ended 30 June 2005	Year ending 31 December 2005
Results announced	15 September 2005	Early March 2006
Report mailed to Shareholders	28 September 2005	Mid March 2006
Annual General Meeting		Late April 2006
Ex-dividend date	19 October 2005	Late April 2006
Dividend record date	21 October 2005	Late April 2006
Dividend payment	18 November 2005	Late May 2006

Financial Summary

Half Year	Jun 01	Jun 02	Jun 03	Jun 04	**Jun 05**
Revenue (£ million)	157.3	167.7	159.3	150.8	**167.2**
Trading profit (£ million)	30.2	26.3	17.8	16.8	**17.8**
Trading margin (%)	19.2	15.7	11.2	11.1	**10.7**
Finance cost (£ million)	(4.7)	(3.1)	(2.4)	(1.8)	**(1.8)**
Profit before tax (£ million)	26.6	25.6	17.2	15.7	**16.6**
Diluted earnings per share (pence)	6.26	6.04	4.36	3.98	**4.13**
Net operating assets (£ million)	334.2	338.6	344.5	306.3	**321.8**
Net debt (£ million)	(151.8)	(134.0)	(131.8)	(97.9)	**(99.7)**
Shareholders' equity (£ million)	146.3	169.4	180.4	171.9	**183.4**

Full Year	Dec 01	Dec 02	Dec 03	**Dec 04**
Revenue (£ million)	325.8	340.1	331.8	**323.6**
Trading profit (£ million)	73.5	58.2	42.1	**45.1**
Trading margin (%)	22.6	17.1	12.7	**13.9**
Finance cost (£ million)	(9.1)	(6.1)	(4.6)	**(3.9)**
Profit before tax (£ million)	67.1	55.1	40.1	**42.5**
Diluted earnings per share (pence)	15.70	13.02	10.14	**10.79**
Net operating assets (£ million)	335.2	328.0	323.7	**296.8**
Net debt (£ million)	(133.2)	(117.2)	(99.9)	**(82.1)**
Shareholders' equity (£ million)	162.2	173.6	185.9	**178.5**

(1) The 2005 Interim results represent the first time adoption of International Financial Reporting Standards (IFRS) as described in Notes 1 and 2 on pages 20-29. Accordingly the results for the six months to 30 June 2004 and twelve months to 31 December 2004 have been restated. Details of the impact of the transition to IFRS can be found in Note 2 to the Accounts.
(2) 2004 numbers are pre-exceptional items.
(3) Trading profit represents operating profit before gain on sale of property, plant and equipment.



Head office
Aggreko plc
121 West Regent Street
Glasgow G2 2SD
United Kingdom
Telephone 0141 225 5900
Fax 0141 225 5949
www.aggreko.com